Filed by Aspirational Consumer Lifestyle Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Wheels Up Partners Holdings LLC

Commission File No. 001-39541

Wheels Up and Aspirational Consumer Lifestyle Corp. (“Aspirational”)

Investor Webcast Transcript

February 1, 2021

Wheels Up/Aspirational Consumer Lifestyle NetRoadshow

Corporate Participants

Kenny Dichter, Founder & Chief Executive Officer, Wheels Up

Ravi Thakran, Chairman & Chief Executive Officer, Aspirational

Eric Jacobs, Chief Financial Officer, Wheels Up

Presentation

Kenny Dichter:	Hello. I'm Kenny Dichter, Founder and CEO of Wheels Up, and I couldn't be more excited to welcome you to our NetRoadshow presentation. I'm incredibly proud of the business and brand we've built, and today, you'll learn more about this transformational opportunity in an industry that is primed for a technology-driven marketplace-led disruption that will democratize private aviation in a way that few have imagined and only Wheels Up is positioned to deliver on.

Being a member of Wheels Up or simply just flying with us is an experience and one that is really visceral. I wish I could do this presentation on a plane or an event, but we can't. So, we put together a short video to set the stage and give you a feel for our brand.

WORLD-CLASS TEAM

We've got a great leadership team at Wheels Up, and I’ll talk a bit more about them later in the presentation. Today, Eric Jacobs, our CFO, will join me to cover the financial overview. We couldn't be more excited to partner with Ravi, Mark, and Lisa, and the team at Aspirational. It's a perfect fit, with their vast experience and track record of tremendous success in a luxury consumer space on a global level. I’ll turn it over to Ravi, Aspirational's Chairman and CEO to say a few words.

Ravi Thakran:	Thank you, Kenny. And thanks to everyone for joining us today. We founded Aspirational to partner with an innovative aspirational consumer brand, and in Wheels Up, we could not think of a better partner to embody our mission. Led by our good friend, Kenny, Wheels Up is the leading brand in private aviation today and is the future of the industry. Most private jets sit empty by the side of the runway for virtually the entire year, but Wheels Up has developed a tech-driven marketplace platform that unlocks this huge amount of untapped and underutilized supply, providing revenue to plane owners on one hand and flying opportunities to the customers on the other.

We have done extensive and intense due diligence with Wheels Up and this has served to reinforce our conviction about the strength of the business and its market opportunity. Together with my team at Aspirational, we have decades of experience building brands at LVMH and L Catterton, the world's largest luxury group and the leading consumer fund. We have deep expertise in preparing brands for international expansion, especially in the Asian market, and we are very excited by the possibility of collaborating to win big in the largest consumption growth arena of the world.

Wheels Up/Aspirational Consumer Lifestyle NetRoadshow

Kenny has been an innovator and pioneer in private aviation for decades. He founded Marquis Jets, which was the world's first fractional jet card which allowed you to buy hours on the NetJets fleet. Then with Wheels Up, he created the subscription model. As a Wheels Up member, you now have access to a whole fleet of private jets for just a few thousand dollars a year. That's revolutionary in the industry, but that's just the beginning and we are excited that the team will now take you through the full opportunity.

We believe in Kenny and his team will continue to democratize the world of private aviation. It's really onwards and upwards from here.

Back to you, Kenny.

WHEELS UP

Kenny Dichter:	Thank you, Ravi. Wheels Up is about democratizing an industry that, for a variety of reasons, has been largely inaccessible.

WHEELS UP CONNECTS FLYERS TO
PRIVATE AIRCRAFT—AND ONE ANOTHER

With a next-generation technology-driven platform, we are opening it up to millions of consumers instead of the couple hundred thousand that fly today. We're delivering a two-sided marketplace where you have millions of consumers on one side and tens of thousands of aircraft on the other. We have our proprietary technology, Avianis, that powers the marketplace and we're delivering exceptional personalized experiences in real-time.

MARKET LEADER

While the future at Wheels Up is exciting, we take great pride in how we've gotten here and what we've achieved to date. In just seven years, Wheels Up has become a market leader and one of the largest players in our industry. We've had strong year-over-year growth since inception with close to $700 million of revenue in 2020 and we expect to do between $900 million and $1 billion of revenue in 2021. We are the number one provider in on-demand Part 135 aviation—which covers all of charter. We have more than 11,000 active users across whom we register a net promoter score of 87 for our flight experience, up there with any of the world's most iconic brands. And, of course, we are particularly proud of our blue-chip investor group which includes T. Rowe Price, Fidelity, Franklin, NEA, and, of course, Delta Airlines—all of whom have been, and continue to be, incredibly supportive.

FOUNDED TO DISRUPT $30 BN
PRIVATE AVIATION INDUSTRY

I got my opportunity to enter the space in 2001 on a handshake with Warren Buffett. I founded Marquis Jet which was Democratization 1.0, and created the Marquis Jet card on the NetJets platform. In 2010, we merged the companies. I was tapped by Berkshire to be NetJets’ Vice Chairman and oversaw the integration. Fast forward to August 2013, I founded Wheels Up, membership model, Disruption 2.0, Democratization 2.0, more Netflix than NetJets, and really focused on the entry level and taking private flying to the affluent masses.

Wheels Up/Aspirational Consumer Lifestyle NetRoadshow

IMPORTANT STRATEGIC TRANSACTIONS
HAVE TRANSFORMED WHEELS UP

In the last two years, we've done five highly strategic acquisitions starting with Travel Management, the largest floating fleet of light jets in America. Avianis FMS software—Avianis may go down as our most important acquisition—is our proprietary technology and the backbone of the operator community that powers our marketplace. After that, we followed up with Delta Airlines—we did a deal for Delta Private Jets where they contributed the Delta Private Jets business and we ended up with a great marketing arrangement where we can market to each other's customers. And then, of course, lastly, Mountain Aviation, the largest operator of Citation Xs, which are great transcon airplanes, giving us access to another category—super mid—for our marketplace, and again, separating us from the field.

DEMOCRATIZATION OF PRIVATE AVIATION WILL UNLOCK AN EVEN LARGER TAM

Private aviation is currently a $31 billion market. With our technology-driven platform, we are taking additional share in this large, fragmented, and attractive space. However, similar to Airbnb and Uber, we are also significantly expanding the addressable customer base. In particular, we see an opportunity with the $1 to $10 million high net worth group through just a modest uptick in penetration levels. With this expanded market, we see the democratized TAM of $80 billion by 2025.

SIGNIFICANT TAILWINDS UNDERPIN
PRIVATE AVIATION MARKET

We have some great tailwinds in the business. The growth of the experience economy: "I am what I do" versus "I am what I have"—great theme there. The shared economy and the asset class that we're democratizing here and unlocking. The average private airplane in America is sitting idle on a ramp 97% of the time. The McKinsey study shows 90% of folks with private aviation means are not yet flying privately. And, of course, the focus on wellness over cost: what was once considered a luxury is now considered essential.

CURRENT PRIVATE AVIATION INDUSTRY
PRIMED FOR DISRUPTION

The private aviation business is primed for disruption. The operator market is highly fragmented technology and doesn't support optimization. The managing of fleet operations is complex and, of course, supply and demand aren't connected.

When I think about brands that I admire and folks that have problem-solved in their particular area, I think about Amazon and Airbnb, and I think about Greg Greeley, our new Chairman of Marketplace who spent 18 years at Jeff's hip developing the Amazon Prime program, and most recently as President of Airbnb. Great to have a champion like Greg on our team.

UNIQUELY POSITIONED AS A SIGNIFICANT
TOTAL PRIVATE AVIATION SOLUTION

The Wheels Up platform is uniquely positioned for a winner-take-most outcome in the private aviation space.

We have four pillars: brand, fleet, proprietary technology, and service. Each of these could be their own standalone business. My old partner, Warren Buffett, said, "You want to have a platform that has a moat around it" and he will always say "lots of alligators in that moat and dig the moat deep."

Wheels Up/Aspirational Consumer Lifestyle NetRoadshow

WE HAVE BUILT A TRUSTED AND
ICONIC LIFESTYLE BRAND…

We have built a trusted and iconic brand which is important for luxury lifestyle brands, but even more critical for us given that when you're flying at 30,000 feet, trust really matters. We have done this thoughtfully through unique media and brand activations, and through our charity platform, Wheels Up Cares, which is important to our company culture but also generates a significant amount of earned media for our brand. In 2020 alone, in partnership with Feeding America, we inspired the donation of over 50 million meals for those in need.

There is also a real opportunity to enhance inclusion in private aviation. And with the formation of our growth team and initiatives, we are squarely focused on reaching and supporting diversity and inclusion with women and African American, Latino, and LGBTQ+ communities. Additionally, we enjoy a partnership with more than a hundred brand ambassadors, many of whom are investors who we leverage for member experiences, PR, media, and marketing opportunities.

…CONSISTENTLY DELIVERING AMAZING EXPERIENCES
IN THE AIR AND ON THE GROUND

There are 8,760 hours in a year. That's 365 days times 24. Our average Wheels Up customer is flying ten to 20 hours a year which leaves 8,700+ hours for us to create a great experience, great partnership, and great value-add in their membership. And all this matters: Wheels Up has earned an 89.6% retention rate on our flyers that fly $25,000 or more—and $25,000 is not a lot of spend in our space.

COMPREHENSIVE SOLUTION DRIVING RAPIDLY GROWING, INTENSELY LOYAL MEMBER BASE

Wheels Up is built on a membership model. We started with the Core and the Business tiers. We recently opened things up with a lower-priced Connect tier. We have 9,181 members—that doesn't count the 1,000-plus Delta Private Jet cardholders in our Delta Private Jet business—44% CAGR, with big acceleration in November or December of this year. We saw a record set of new members in December. But more importantly, we sold over $200 million of the $530 million of blocks in December of this year—a block sale is one of our members putting up prepaid funds in advance of services rendered that'll happen in '21 and '22. It gives us great revenue visibility. Roughly 40% of our members buy blocks each year.

OPENING THE APERTURE TO AN EXPANSIVE
BASE OF NON-MEMBERS

We are shifting from a dedicated membership model to one that's more democratized, creating a significantly larger total addressable market and building a dramatically larger base of customers, including both members and non-members, all powered by the Wheels Up app.

Wheels Up/Aspirational Consumer Lifestyle NetRoadshow

WHEELS UP OFFERS THE INDUSTRY’S
LARGEST, MOST DIVERSE FLEET

Wheels Up offers the industry's largest, most diverse fleet. We started our business with an owned and controlled fleet. We now have an aircraft management division which gives us scheduling control over other people's assets or other businesses' assets. And then, of course, the third-party network, which allows us to expand and scale our network with an asset-right approach. There's robust supply out there for us to continue our growth.

AVIANIS FLIGHT MANAGEMENT SYSTEM
REVOLUTIONIZES OPERATORS’ BUSINESSES

Avianis, the proprietary flight management software that we acquired in 2019, is a key piece of the engine driving future marketplace growth. As a leading flight management software, cloud-based, and easy to use, it serves as a central nervous system for operators in running their day-to-day flight operations. As Bookings.com did for hotels in Europe, Avianis will serve as the direct connection for these operators to the Wheels Up marketplace. Avianis is already an industry leader, adding market share year after year.

We expect that this ability to connect and access consistent and optimized demand will be a key value proposition in bringing on additional operators and their aircraft to our Wheels Up marketplace.

THE NEW WHEELS UP APP

Our new Wheels Up app is simple, intuitive, powerful, and it's all about real-time bookability. It should be as easy to book a private airplane as it is to book an Uber or an Airbnb.

WHEELS UP PROPRIETARY ALGORITHMS
AND DATA ENGINES CREATE A DEEP MOAT

An important competitive advantage that sets us apart from others and creates a deep moat around our business is our proprietary data and technology. While I touched on Avianis on the prior page, it's an innovative technology like our optimization algorithms and dynamic pricing engine that creates incredible benefits for us, our third-party operators, and our flyers.

WHEELS UP MARKETPLACE DRIVES
POWERFUL NETWORK EFFECTS

The time and resources we've invested in our business has created a platform with a flywheel effect. The investment in the marketplace brings demand. As you scale up consumers, it brings network benefit to the operators which, in turn, adds to the scale of your supply. More aircraft provides more options and benefits for our consumers driving retention, growth, and revenue that allow us to invest further in our business.

LONG RUNWAYS OF GROWTH FOR WHEELS UP

With the power of our platform, the brand, and the business we built, we see a number of exciting opportunities for future growth. We are only just beginning to reap the benefits of the foundational investment we've made in the business. There's obviously a tremendous amount of upside from here in the continued development and growth of the marketplace, and we believe fueling this further, in and of itself, can sustain significant growth well into the future. Beyond that, we believe we can replicate our marketplace strategy and tackle the significant opportunity for global expansion in key geographies. With the power of our brand, our engaged and highly valued customer base, and our new partnership with the folks at Aspirational, we can look at expanding the platform into luxury and other lifestyle offerings for our customers.

Wheels Up/Aspirational Consumer Lifestyle NetRoadshow

VISIONARY TEAM WITH PROVEN
OPERATIONAL EXCELLENCE

I’m incredibly proud of the leadership team we have assembled with a diverse range of deep experience working across iconic brands and organizations, whether blue-chip companies, technology disruptors, and even the U.S. Air Force.

SUPPORTED BY A DEEP AND EXPERIENCED BOARD

In addition to our talented leadership team, we are very fortunate to have an engaged and supportive board who bring a wealth of relevant experience across several key and complementary verticals. Their insights and experience, several who have been with us since very early in our growth, are truly invaluable.

And now, I’m going to hand the presentation over to our CFO, Eric Jacobs for a financial and operational overview.

FINANCIAL AND OPERATIONAL OVERVIEW

Eric Jacobs:	Thanks, Kenny. Hello, everyone. By way of background, I was a public company CFO for eight years with Dealertrack, a technology company which led the digital transformation of retail auto. While CFO, we scaled annual revenue from approximately $250 million to $1 billion dollars before we sold to Cox Automotive.

I joined Wheels Up as CFO over two and a half years ago when it was roughly the same size: $250 million of revenue. I felt an incredible opportunity at that time to capitalize on similar trends playing out in private aviation. And now, it is even more of an exciting time for us. We are well positioned to expand our marketplace and, with that, create exceptional experiences for our flyers and generate attractive returns for our shareholders.

POISED FOR CONTINUED ACTIVE USER,
REVENUE AND CONTRIBUTION GROWTH

You heard earlier from Kenny about some of the strategic moves that we've made over the past two years. In some ways, the growth shown on this page understates our accomplishments in building an incredible foundation and a defensible moat to our marketplace. We believe that the very substantial investments we've made in our brand, our King Air assets, technologies, and other areas like member experience put us at the forefront in bringing the shared economy to aviation.

As you look at this slide, you should note that our business has largely bounced back in the second half of 2020. When the initial stay-in-place orders were taking effect in April, our proforma flight revenue was down nearly 60% year over year. We believe that the second half run-rate metrics represent a more normal trend for our business, and they include the full impact of first-half acquisitions. It's worth highlighting that the fourth quarter was our best quarter ever in our history for both membership and prepaid block sales. December was also our best month ever for flight revenue, even as the second wave of COVID took hold.

Wheels Up/Aspirational Consumer Lifestyle NetRoadshow

Today, we are at a record high for prepaid block balances for future flights. We believe that this trend, coupled with our continued membership sales success, and our high Core retention rate provides good visibility to expected revenue growth in the coming year.

As Kenny touched on, we believe the pandemic has changed customer behavior and has led to a growing appreciation of our business model. The result, from our perspective, is an expanded addressable market for private air travel and aspirational luxury experiences. When you ultimately put it all together, we believe Wheels Up is transforming a digital marketplace that is poised to generate over $1 billion in revenue by 2022, and also become adjusted-EBITDA positive as well.

DIVERSIFIED AND EVOLVING BUSINESS MODEL

You can break our revenue into three buckets.

Membership revenue is highly visible and largely recurring given our strong 80% Core member renewal rate. Like Amazon Prime, the membership relationship and community is a key driver of total revenue. Our Core members drive most of our flight revenue today. Our new starter membership, Connect, was created in 2019 in response to prospective customer requests and as we saw an opportunity to broaden the market and democratize private aviation. We now have over 2,500 Connect members in two short years.

We expect Core members to continue to grow at a relatively steady rate while Connect members should also show strong increases. While not explicitly included in our financial projections, our marketplace platform provides us the opportunity to create other membership tiers and user options to address any underserved customer needs.

Flight revenue is generated by both member and non-member usage. Non-members include wholesale and jet card customers and users of our marketplace app. We suggest modeling flight revenue using live flight legs which are paid legs multiplied by an average revenue per live flight leg.

Other revenue is mostly related to our aircraft management business today. That business is important to our asset-right model by adding capacity to our controlled fleet without the capital and operating costs of aircraft ownership. Avianis software and maintenance revenue make up the bulk of the balance.

In the near future, we see lots of opportunities to leverage our marketplace to drive new revenue streams through our Delta partnership and operator services. Longer term, we believe we have significant potential to expand internationally and collaborate with major luxury and aspirational brands.

TRANSITION TOWARDS FULL SCALE MARKETPLACE
WITH “ASSET-RIGHT” FOUNDATION

This slide is important to show the evolution of our business as we execute on our asset-right strategy. At the end of the day, it's about having the right planes in the right places at the right time. That can only happen at scale through an asset-right model. The market has historically been hugely fragmented and slow to adopt new technology. Kenny had the foresight to jump on the opportunity and change things.

Wheels Up/Aspirational Consumer Lifestyle NetRoadshow

To build scale in our brand, we had to start with our own fleet. So, we negotiated an exclusive right to buy King Air aircraft in fleet format in North America as we built our business.

Looking ahead, our proprietary technology will soon provide us visibility into the exact location and availability of many of our 1,500+ available aircraft and crews every second of the day. This, along with our dynamic pricing model, gives us the confidence to believe we are well poised to become the Uber, if you will, for private aviation.

As Kenny often says, in many ways, we are a transportation, logistics, and technology company. Because you should not build your control fleet for peak days and times, we plan to increasingly rely on our off-fleet partners to augment capacity for periods of demand compression and to support the expected future growth and demand. And once again, our proprietary technology, coupled with Avianis, will allow us to significantly improve profitability through optimization.

So, when we say "asset-right", we're referring to the right mix of assets to serve all of our customers' needs at a lower risk profile, meaning lower capital and operating costs for Wheels Up. Just as important, we will provide the same quality and reliability our customers demand and expect.

When I joined Wheels Up in 2018, 85% of our hours were on-fleet. By 2025, we expect the majority of our flights will be provided via our asset-right model in an efficient and profitable way. That said, members can always continue to request Wheels Up controlled tails.

IMPROVING RETAIL FLIGHT ECONOMICS
THROUGH SCALE & NETWORK EFFICIENCIES

To have a truly efficient and scaled marketplace, you need all three of these fleet types working together.

Again, it's about having the right planes in the right places at the right time and optimizing for appropriateness and profitability. Our dynamic pricing model should also allow us to tap into the elasticity of demand to attract a new cohort of private travelers on aircraft that might otherwise be empty. Improving our efficiency also means fewer repositioning flights and other non-revenue generating legs. Driving utility means increasing the number of live paid hours that our controlled aircraft fly every month.

Beginning in 2021, we will have the scale and ability to cost-effectively bring maintenance in-house for our owned and leased controlled fleet, which provides real savings to us while also improving our fleet availability.

Looking to 2025, we expect to show the operating leverage inherent in our platform that I just outlined. We are targeting over 30% flight margins for our control fleet and 15 to 25% flight margins on our asset-light fleets.

Wheels Up/Aspirational Consumer Lifestyle NetRoadshow

LEADING TO SIGNIFICANT IMPROVEMENT
IN UNIT ECONOMICS OVER TIME

This next slide is a graphical depiction of the levers that I just talked about.

We expect our unit economics to improve significantly over the coming years. For our controlled fleet, we expect roughly equal contributions from insourcing maintenance and improving efficiency and utility metrics. For our managed and third-party fleets, it's all about optimizing when and how we use them. Our proprietary technology platforms and algorithms allow us to see where the planes are or expect them to be and to price them dynamically to serve otherwise unmet demand. It’s a real win-win for us and our customers.

We're looking forward to demonstrating the value of our marketplace and are excited about the opportunity to show significant profitability improvements in the coming years.

GROWTH UNDERPINNED BY ATTRACTIVE
LONG-TERM MEMBER RELATIONSHIPS

Unlike your typical consumer tech company, our average Core member cohort spends close to $300,000 cumulatively over the first five years. This reflects our valuable customer base, our annual subscription model, strong retention rates, and regular flight usage. Based on past Core member surveys conducted prior to COVID and recent program enhancements, we estimated we were only getting about half their private aviation spend. Now, with our higher-end fleet offerings, our focus on experience, our new business initiatives, we believe we are in a great position to capture more of that wallet share going forward.

On the cost side, the improving efficiency of our marketing spend is apparent, leading to a payback period of around 18 months today. We expect to bring that down towards 12 months in the coming years based on trends of recent cohorts. And with the introduction of Connect and our non-member options, we will leverage our existing marketing spend and have the opportunity to upsell these customers and decor at a minimal CAC for us.

Using our Q4 2020 margins, the LTV/CAC ratio for Core members is already approximately 2x by year three. With significant margin improvement still to come, the potential to capture more wallet share, and with the further CAC efficiency available, we think we can show LTV/CAC ratios that will compare favorably to other marketplace peers.

FINANCIAL PROJECTIONS

This slide is a summary of our financial projections that highlights over 20% top line growth for each of the next five years. We expect a strong 2021 driven in part by a small bounce back in corporate and vacation travel, and we believe that this is underscored by the visibility we have from our strong sales performance in the fourth quarter, and by the fact that close to 50% of our members have already prepaid for future flights at record levels.

I already walked through how we expect to leverage contribution margin on a previous slide. With regards to other operating costs, we still expect to invest significantly in technology and development, and sales and marketing. That said, those costs should decline as a percentage of revenue over time. We also expect to show better leverage on the G&A line as well.

Wheels Up/Aspirational Consumer Lifestyle NetRoadshow

When you put it all together, we feel confident that we have a lot of opportunities to show strong incremental margins that will drive our adjusted-EBITDA margin close to 10% in 2025 and grow from there.

Next, I want to highlight CapEx. With our asset-right strategy, we expect CapEx will be less than 2% of revenue, averaging $25 to $30 million with almost half of that capitalized software. As a result, we expect to show high incremental ROIC in the coming years.

For us, this is early innings of an extra-inning ball game and the best is yet to come.

Thank you for your time. Now, I would turn it back to Kenny for some concluding remarks.

CLOSING REMARKS

Kenny Dichter:	So that's the Wheels Up story. We are an industry leader with a trusted and iconic brand disrupting a large and expandable addressable market, and one with significant tailwinds through an asset-right technology-driven marketplace platform.

We appreciate your taking the time to join us today and we look forward to partnering with you.

* * *

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Wheels Up Partners Holdings LLC, a Delaware limited liability company (“Wheels Up”), and Aspirational. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Aspirational’s securities, (ii) the risk that the transaction may not be completed by Aspirational’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Aspirational, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of that certain Agreement and Plan of Merger, dated as of February 1, 2021 (the “Merger Agreement”), by and among Aspirational, Wheels Up, KittyHawk Merger Sub LLC, a Delaware limited liability corporation and a direct wholly owned subsidiary of Aspirational, Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Aspirational, the Blocker Merger Subs (as defined in the Merger Agreement) and the Blockers (as defined in the Merger Agreement), by the shareholders of Aspirational, the satisfaction of the minimum trust account amount following redemptions by Aspirational’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Wheels Up’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Wheels Up and potential difficulties in Wheels Up employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Wheels Up or against Aspirational related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of the Aspirational’s securities a national securities exchange, (xi) the price of Aspirational’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Aspirational plans to operate or Wheels Up operates, variations in operating performance across competitors, changes in laws and regulations affecting Aspirational’s or Wheels Up’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Aspirational’s registration statement on Form S-1 (File No. 333-248592), the registration statement on Form S-4 discussed below and other documents filed by Aspirational from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Wheels Up and Aspirational assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Wheels Up nor Aspirational gives any assurance that either Wheels Up or Aspirational or the combined company will achieve its expectations.

Wheels Up/Aspirational Consumer Lifestyle NetRoadshow

Additional Information and Where to Find It

This document relates to a proposed transaction between Wheels Up and Aspirational. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Aspirational intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Aspirational, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Aspirational shareholders. Aspirational also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aspirational are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Aspirational through the website maintained by the SEC at www.sec.gov.

The documents filed by Aspirational with the SEC also may be obtained free of charge at Aspirational’s website at https://www.aspconsumer.com or upon written request to #18-07/12 Great World City, Singapore 237994.

Participants in Solicitation

Aspirational and Wheels Up and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Aspirational’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Aspirational and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.